

02007400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31272

RECEIVED MAR 01 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cardinal Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Brickell Avenue Suite 1010
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hershel F. Smith (305) 443-3888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dennis S. Benimoff
(Name – *if individual, state last, first, middle name*)

3600 W. Commercial Blvd., #209	Ft. Lauderdale	Florida	33309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, *Hershel F. Smith*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of *Cardinal Capital Management, Inc.*, as of *December 31*, 20*01*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman/CEO

Title

Notary Public



GRISSEL CARBONELL
Notary Public - State of Florida
My Commission Expires Mar 19, 2005
Commission # CC990753

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) Independent Auditors Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARDINAL CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

CONTENTS

DENNIS S. BENIMOFF
CERTIFIED PUBLIC ACCOUNTANT
3600 W. COMMERCIAL BLVD., SUITE 209
FT. LAUDERDALE, FL 33309
(954) 733-4347

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Cardinal Capital Management, Inc.
Boca Raton, Florida

I have audited the accompanying statement of financial condition of Cardinal Capital Management, Inc.(the Company) as of December 31,2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cardinal Capital Management, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Dennis S. Benimoff, CPA
DENNIS S. BENIMOFF, CPA

Fort Lauderdale, Florida
February 27, 2002

CARDINAL CAPITAL MANAGEMENT, INC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS	
Cash	$ 130,363
Restricted cash	97,448
Receivable from clearing broker	45,970
Securities at market value	319,810
Due from affiliate	1,000
Due from officers	30,431
Prepaid expenses	55,902
Property and equipment(net of accumulated depreciation of $151,505)	179,430
Security Deposits	65,700
TOTAL ASSETS	$ 926,054

LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accounts payable, accrued expenses, and other liabilities	$ 109,638
Commissions payable	35,999
Due to affiliate	16,287
TOTAL LIABILITIES	161,924
STOCKHOLDERS' EQUITY:	
Common stock - $1.00 par value, 1,000 shares authorized, 135 shares issued and outstanding	135
Additional paid-in capital	1,916,979
Accumulated deficit	(1,152,984)
TOTAL STOCKHOLDERS' EQUITY	764,130
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 926,054

See accompanying notes and independent auditor's report

CARDINAL CAPITAL MANAGEMENT, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions	$ 1,396,115
Financial Advisory Fees	224,589
Investment Banking	93,000
Interest	39,458
Trading income	(17,573)
Other revenue	663
	1,736,252
EXPENSES:	
Employee compensation and benefits	1,449,450
Clearing charges	189,385
Management fees	162,873
Professional Fees	123,958
Communications and data processing	122,247
Travel & entertainment	93,801
Rent	73,463
Insurance	52,030
Regulatory fees and expenses	36,654
Depreciation	25,783
Other operating expenses	167,029
	2,496,673
NET LOSS	$ (760,421)

See accompanying notes and independent auditor's report

CARDINAL CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31,2001

	COMMON STOCK		ADDITIONAL PAID-IN	ACCUMULATED
	SHARES	AMOUNT	CAPITAL	DEFICIT
Balance-January 1, 2001	135	$ 135	$ 602,494	$ 392,563
Additional Capitalization			1,314,485	
Net Income (Loss) January 1, 2001 to December 31, 2001				760,421
Balance-December 31, 2001	135	$ 135	$ 1,916,979	$ 1,152,984

See accompanying notes and independent auditor's report

CARDINAL CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (760,421)
Adjustments to reconcile net income to net cash provided (used) by operations:	
Depreciation	25,783
Increase in receivable from broker	(25,536)
Decrease in due from registered investment companies	22,186
Decrease in securities at market value, net of effect of capital contribution	299,702
Increase in due from affiliate	(1,000)
Increase in due from officers	(30,431)
Increase in prepaid expenses	(11,003)
Decrease in reserve for bad debts	(2,086)
Decrease in accounts payable, accrued expenses and other liabilities	(44,203)
Increase in commissions payable	11,392
Increase in due to affiliate	16,287
Net cash used in operating activities	(499,330)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(971)
Increase in security deposit	(55,721)
Net cash flows from investing activities	(56,692)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	609,377
Payments under capital lease obligations	(1,446)
Net cash flows from financing activities	607,931
Net decrease in cash	51,909
CASH AT JANUARY 1, 2001	175,902
CASH AT DECEMBER 31, 2001	$ 227,811

See accompanying notes and independent auditor's report

CARDINAL CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid during the year for:	
Interest	$ 96

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

Capital contribution	$ 1,314,485
Marketable securities	(524,529)
Property and equipment	(180,579)
Cash capital contribution	$ 609,377

See accompanying notes and independent auditor's report

CARDINAL CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

There are no changes in liabilities subordinated to claims of general creditors since there was no subordinated debt at any time during the period.

See accompanying notes and independent auditor's report

CARDINAL CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 – BUSINESS AND ORGANIZATION

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of the Securities Dealers, Inc. The Company is a wholly owned subsidiary of Cardinal Capital Net, Inc (CCN).

The Company acts as an introducing broker through a clearing arrangement with a clearing broker-dealer on a fully disclosed basis. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits customer account activity statements to the Company's customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME

Securities transactions are recorded for financial statement purposes on a trade-date basis with related commission income and expenses recorded on a trade-date basis.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable when the asset and liabilities are recovered or settled.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Maintenance, repairs and minor improvements are charged to expense in the year incurred. Depreciation is computed by the modified accelerated cost recovery system. Assets are depreciated at the statutory rate provided.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company considers cash at their clearing broker to be a cash equivalent.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2001, the ratio of aggregate indebtedness to net capital was .86: 1 and net capital was $ 189,141, which exceeded the minimum net capital requirement by $ 89,141.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2001 consisted of the following:

Furniture & fixtures	$ 86,038
Office equipment	225,869
Leasehold improvements	19,028
	330,935
Less accumulated depreciation	(151,505)
	$179,430

Depreciation expense for 2001 was $25,738

NOTE 5- INCOME TAXES

A deferred tax asset in the amount of $ 523,000 has been recorded to recognize the benefits of tax loss carryforwards at December 31, 2001. The deferred tax asset is offset by a valuation allowance in the same amount as the Company believes it is more likely than not that future tax benefits will not be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased. The Company has net operating loss carryforwards of approximately $1,390,000 for income tax purposes, which expires in the years 2018 through 2021.

The tax provisions (benefits) differ from amounts that would be calculated by applying federal statutory rates to income (loss) before income taxes because the Company is subject to state income taxes.

CARDINAL CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 6 – LEASE COMMITMENTS

The Company is obligated under a lease for a previous office in Coral Gables, Florida through September 14, 2002. The Company began occupying a new office suite on January 19, 2002 in Miami Florida, under a sublease. The Company is also obligated under a 5 year lease for a copier.

Total rent expense for 2001 was $73,463.

The Company's minimum annual lease payments are as follows:

YEAR ENDED	AMOUNT
December 31, 2002	$110,562.
December 31, 2003	236,478.
December 31, 2004	243,999.
December 31, 2005	251,295.
December 31, 2006	256,341.
December 31, 2007	263,862.
December 31, 2008	271,383.
December 31, 2009	278,904.
December 31, 2010	190,532.
	$ 2,103,356.

NOTE 7- RELATED PARTY TRANSACTIONS

Under an agreement between the Company and CCN, the Company pays a management fee to CCN. For the year ended December 31, 2001, the total management fee paid to CCN was $162,873. The Company had a balance due to CCN for management fees at December 31, 2001 in the amount of $16,287. The Company also had a balance due from CCN in the amount of $1,000. The Company files a consolidated income tax return with CCN. The officers of the Company are also the officers of the CCN and have a direct ownership interest in the CCN.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTARY INFORMATION

DENNIS S. BENIMOFF
CERTIFIED PUBLIC ACCOUNTANT
3600 W. COMMERCIAL BLVD., SUITE 209
FT. LAUDERDALE, FL 33309
(954) 733-4347

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Cardinal Capital Management, Inc.
Boca Raton, Florida

I have audited the accompanying financial statements of Cardinal Capital Management, Inc. as of and for the year ended December 31, 2001, and have issued my report thereon dated February 27, 2002. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 12, 13, 14, 15, and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



DENNIS S. BENIMOFF, CPA

Fort Lauderdale, Florida
February 27, 2002

CARDINAL CAPITAL MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31,2001

COMPUTATION OF NET CAPITAL

Total stockholders' equity		$ 764,130
Deductions and/or charges:		
CD penalty	$ 2,264	
Non-allowable assets		
Resticted cash	97,448	
Receivable from clearing broker	2,102	
Due from affiliate	1,000	
Due from officers	30,431	
Prepaid expenses	55,902	
Property and equipment	179,430	
Security deposits	65,700	
Non-marketable securities	75,000	509,277
Net capital before haircuts on securities positions		254,853
Haircuts on securities (computed where applicable, pursuant to rule 15c3-1(f))		
Trading and investments securities – stocks, warrants, and bonds	36,722	
Undue concentrations	28,990	65,712
NET CAPITAL		$ 189,141

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital required (greater of a or b)	$ 100,000
a. Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 10,794
b. Minimum dollar amount of net capital required	$ 100,000
Excess net capital	$ 89,141

CARDINAL CAPITAL MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31,2001

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable, accrued expenses and other liabilities	$ 109,638
Commissions payable	35,999
Due to affiliate	16,287
Total aggregate indebtedness	161,924
Ratio of aggregate indebtedness to net capital	0.86

CARDINAL CAPITAL MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31, 2001

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to the FOCUS Report, Part IIA, Form X – 17A5 (Allowable and Nonallowable Assets), as filed for the period ended December 31, 2001 are as follows:

	Unaudited	Adjustments	Audited
Allowable Assets	$ 416,756	$ -	$ 416,777
Increase in receivable from clearing broker		21	
	416,756	21	416,777
Nonallowable assets	489,042	-	509,277
Increase in prepaid expense		2,544	
Increase in property & equipment		17,691	
Total Assets	489,042	20,235	509,277
	$ 905,798	$ 20,256	$ 926,054

CARDINAL CAPITAL MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31,2001

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to the FOCUS Report, Part IIA, Form X-17A-5 (Aggregate indebtedness, other liabilities and stockholders' equity) as filed for the period ended December 31, 2001 are as follows:

	Unaudited	Adjustments	Audited
Aggregate indebtedness	$ 170,427	$ -	$ 161,924
Decrease in accruals and payables		(8,503)	
	170,427	(8,503)	161,924
Stockholders Equity	735,371	-	764,130
Increase in paid in capital		11,977	
The effect of above adjustments on net income		16,782	
	735,371	28,759	764,130
Total	$ 905,798	$ 20,256	$ 926,054

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Cardinal Capital Management, Inc. qualified for exemption under subparagraph (k) (2) (ii) of the Rule.

DENNIS S. BENIMOFF
CERTIFIED PUBLIC ACCOUNTANT
3600 W. COMMERCIAL BLVD., SUITE 209
FORT LAUDERDALE, FL 33309
(954) 733-4347

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Cardinal Capital Management, Inc.
Fort Lauderdale, Florida

In planning and performing my audit of the financial statements and supplemental schedules of Cardinal Capital Management, Inc. (the Company) for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Board of Directors
(Continued)

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.



DENNIS S. BENIMOFF, CPA

Fort Lauderdale, Florida
February 27, 2002